Computershare Trust Company of Canada 510 Burrard Street, 3rd floor Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

February 22, 2005

Dear Sirs:        All applicable Exchanges and Commissions

Subject:          RESPONSE BIOMEDICAL CORP

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	: Annual General Meeting
2.	CUSIP/Class of Security entitled to receive notification	:	: 76123L105/CA76123L1058/COMMON
3.	CUSIP/Class of Security entitled to vote	:	: 76123L105/CA76123L1058/COMMON
4.	Record Date for Notice	:	22/04/2005
5.	Record date for Voting	:	22/04/2005
6.	Beneficial Ownership determination date	:	22/04/2005
7.	Meeting Date	:	21/06/2005
8.	Meeting Location	:	: Vancouver

Yours Truly

“Stacey McGlynn”
Assistant Account Manager
Stock transfer Department
Tel: 604.661.9400 Ext 4204
Fax: 604.661.9401